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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **February, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: February 22, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

RSM GOLD-SILVER EXPLORATION PLANS FOR 2008 IN NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", FEBRUARY 12, 2008 MANHATTAN, NEVADA, The Company has completed exploration plans for the 2008 field season. During the month of January both drills were set up on the Railroad Cu-Mo-Au project. Due to heavy unseasonal snowfall the drills were moved off the property with one drill moved to the Dixie-Comstock gold-silver property, the second drill will be set up on the Fondaway gold property both projects are located in Churchill County, Nevada as indicated by Qualified Person, Roland M. Larsen.

The Dixie-Comstock property core drilling program is directed toward testing selected target areas that have been previously drilled (and extension drilling into untested) zones, an epithermal system, indicating bonanza gold-silver grades. This program will acquire confirmation data for the completion of a NI-43-101 resource report. This property has been intensively drill tested by Santa Fe, Asarco, Horizon Gold Corp. and others over the past 30 years. The property has experienced some limited underground mining in the 1930's.

RSM will drill test areas within a zone of mineralization that currently has a strike length of more than 1,000 feet and a drill tested width of approximately 400 feet that is apparently open at depth. The system has been tested with approximately 200 drill holes indicating very promising near surface mineralization that appears to deepen in a stair step manner toward the northeast that is proximal to the north-trending range front faulting.

The Fondaway Canyon gold property drilling program is designed to expand the gold resource base within a 3,700' strike segment that is part of a more than 12,000' strike length gold mineralized trend that has been drill tested with more than 500 drill holes and approximately 200,000 feet of drilling. Within this more intensively drilled 3,700' strike length interval RSM will concentrate upon infill drilling for additional on strike drill data and down dip extension drilling in this area. A portion of this interval was included within the current NI-43-101 resource report by Strachan, 2003, contains an estimated measured resource of 390,000 tons of 0.428 opt gold and inferred resource of 372,000 tons of 0.408 opt gold. The current effort will focus upon improving upon the resource base for the bulk of the 3,700' strike length that has been previously tested and proposed for potential underground development by Tenneco Minerals Inc. The second company drill will be installed to carry out this testing as soon as the drilling permits are received.

When the access can be achieved, hopefully in April, 2007, the company plans to return to the Railroad Cu-Mo-Au property. Another drill may be required to get this drilling program underway again when weather conditions permit. The focus of this effort will to acquire sufficient drill data to complete an updated NI-43-101 resource report.

At Goldwedge we will continue with the operation of the plant and processing of the lower grade gold stockpiled material. Additionally, underground drifting to include the construction of cross cuts and extending the decline will be completed. The permit renewal process with the Nevada Department of Environmental Protection to include the amendment for the waste storage expansion, the rapid (water) infiltration basin construction and the flotation circuit installation will continue toward completion.

On the Pinon gold-silver project RSM has completed the necessary drilling last year for the environmental program on the deposit and the proposed heap leach pads. The environmental consultants expect to have a second draft of the Water Pollution Control permit completed in March, 2008.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information
Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at Royal-Standard.com